HOLD ME LTD.
30 Golomb Street
Ness Zioyna, Israel 7401337

July 15, 2021

BY EDGAR
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Kathryn Jacobson

Re:         Hold Me Ltd.
Registration Statement on Form F-1
File No. 333-255462

Dear Ms. Jacobson:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), Hold Me Ltd., an corporation established in the State of Israel (the “Company”), hereby requests that the Registration Statement described above (the “Registration Statement”) be accelerated so that it will become effective at 10:00 a.m. on July 19, 2021, or as soon as practicable thereafter. In connection with such request, the undersigned hereby acknowledges the following:

•          Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

•          The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

•          The Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter.

Sincerely, /s/ Menachem Shalom Menachem Shalom Chief Executive Officer